

Mail Stop 3720

August 12, 2009

Mr. Vincent A. Paccapaniccia
Chief Financial Officer
ICT Group, Inc.
100 Brandywine Boulevard
Newtown, PA 18940

> **Re:** **ICT Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-20807**

Dear Mr. Paccapaniccia:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director